Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JANUARY 2021	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi and The Vita Group Enter Into Agreement for the Purchase of I.M.P.E. S.p.A., an Italian Foam Manufacturer

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--January 8, 2021--Today, Natuzzi S.p.A. (NYSE: NTZ) (“Natuzzi”) and The Vita Group (or “Vita”) announced that they have entered into an agreement whereby Vita Italy S.r.l., a wholly owned subsidiary of The Vita Group, will acquire I.M.P.E. S.p.A., a wholly owned subsidiary of Natuzzi based in Naples, Italy.

The site, which will be known as Vita Italy, manufactures polyurethane foam for the furniture and bedding industry in Italy. It has 32 employees and production capabilities of 20k tonnes per annum.

The sale of I.M.P.E. S.p.A. is for a value of €6.1 million, subject to customary purchase price adjustments and warranties. The transaction is expected to be completed in the first quarter of 2021 and is subject to customary closing conditions.

Chairman and CEO, Pasquale Natuzzi, commented: “The agreement is part of the Company’s strategy to review its value chain and reshape the Group’s manufacturing configuration. With this agreement, we have posed the basis for a business cooperation with an international group, such as Vita, whose contribution will be beneficial to our operations.”

Speaking on behalf of The Vita Group, Group CEO Ian Robb said: “This acquisition constitutes a step in our ambition to broaden our production footprint across Europe. We believe this is a win-win transaction for all parties and allows Vita to gain an established foothold in this important market. It is a highly respected company, with an experienced workforce and we look forward to working with this team to support our customers and build our presence in the Italian furniture market.”

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global players in the furniture industry with an extensive manufacturing footprint and a global retail network. Natuzzi is the European lifestyle best-known brand in the upholstered furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2018) and has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

About The Vita Group

The Vita Group is Europe’s leading flexible foam solutions provider. Built on 70 years of heritage, Vita develops, manufactures and markets a wide range of value added and differentiated flexible polyurethane foam and Talalay latex and flooring products.

Vita's three divisions – Comfort, Technical and Flooring – cater for customers across a broad set of industries including Bed-in-the-Box mattresses and bedding, furniture, hygiene and medical, mobility, construction and flooring. The company's pan-European operating base is well positioned to serve local, regional and multi-national customers across Europe and provide innovative and value-added products and applications across the world.

Vita has responded to the urgent need for products and materials to support healthcare, care homes, medical and hygiene applications during the COVID-19 emergency. The Company is currently delivering products for medical mattresses, filters for ventilators, PPE mask inserts, and many other healthcare relate products. For more information, please visit www.thevitagroup.com

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS REGARDING NATUZZI

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements regarding the intended sale of I.M.P.E. S.p.A. or the likelihood or timing of the contemplated transaction. Important factors that may cause actual results to differ include, but are not limited to: (i) the ability of Natuzzi to successfully complete the sale of I.M.P.E. S.p.A.; (ii) failure to satisfy any of the closing conditions to the proposed transaction; (iii) the length of time necessary to consummate the proposed transaction, which may be longer than anticipated for various reasons; and (iv) unexpected costs or liabilities that may arise from the sale of I.M.P.E. S.p.A. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect Natuzzi’s business, including those described in the “Risk Factors” section of Natuzzi’s most recent Annual Report on Form 20-F. Natuzzi undertakes no obligation to update the information contained in this press release to reflect subsequently occurring events or circumstances.

Contacts

Natuzzi Investor Relations
Piero Direnzo | tel. +39.080.8820.812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Vito Basile (Press Office) | tel. +39.080.8820.676 | vbasile@natuzzi.com

The Vita Group
Alison Vesey – Corporate Marketing & PR Manager
alison.vesey@thevitagroup.com

Gilbert Davids – Managing Director Comfort Division
gilbert.davids@thevitagroup.com

Tomas Stachura – Regional Director South Europe
tom.stachura@thevitagroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date: JANUARY 08, 2021	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi